Exhibit 99.(a)(1)(K)

COHERENT, INC.

April 8, 2008

Acknowledgment of Receipt of Decline or Withdrawal

Name:	Employee ID:

We show that you have elected not to tender your eligible options pursuant to the offer.

We want to make sure that you understand that your election not to amend means:

1.              You agree that you will pay all additional federal and state tax penalties with respect to non-amended options;

2.              You decline the amendment of the non-amended options; and

3.              You decline the cash payment on Coherent’s first payroll date in January 2009.

If you do not intend these consequences, you should consider logging on to the offer website again to change your election before 5:00 p.m. Pacific Time on May 9, 2008.  Alternatively, you may complete a paper Election/Withdrawal form and return it to Coherent, Inc. via facsimile to Ron Victor at (408) 970-9998.  If we extend the offer, any change to your election you wish to make must be completed before the extended expiration date of the offer.  To access the offer website, select the following hyperlink: https://coherent.equitybenefits.com/.  Should you have any questions, please feel free to email to the Coherent Tender Offer Help Desk at 409AOffer@coherent.com or by phone at (408) 817-5900.

You may log on to the offer website using your Coherent User Name and Password.